UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-12089

Glatfelter 401(k) Savings Plan for Hourly Employees

(Exact name of registrant as specified in its charter)

4350 Congress Street, Suite 600

Charlotte, North Carolina 28209

(704) 885-2555

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in the Glatfelter 401(k) Savings Plan for Hourly Employees

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(l)(i)	☒
Rule 12h-3(b)(l)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.

Effective September 21, 2020, the Glatfelter 401(k) Savings Plan for Hourly Employees (the “Hourly Plan”) merged (the “Merger”) with and into the Glatfelter 401(k) Savings Plan. As a result of the Merger, the Hourly Plan ceased to exist, and the interests in the Hourly Plan, which previously constituted securities registered pursuant to the Securities Act of 1933, as amended, no longer exist. This Form 15 has been filed to suspend the Hourly Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Hourly Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES (BY THE GLATFELTER 401(K) SAVINGS PLAN, AS SUCCESSOR IN INTEREST TO THE HOURLY PLAN)

Date: December 23, 2020	By:	/s/ Eileen L. Beck
Name: Eileen L. Beck
Title: Plan Administrator